Exhibit 99.1

Sapiens to Participate in Upcoming Investor Conferences

Holon, Israel, May 16, 2023 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced that Roni Giladi, Chief Financial Officer, and Yaffa Cohen-Ifrah, Chief Marketing Officer and Head of Investor Relations, are scheduled to participate in the following investor conferences.

●	Jefferies Software Conference, May 31 - June 1, 2023 at The Resort at Pelican Hill in Newport Coast, California. Ms. Cohen-Ifrah will host a group presentation on Wednesday, May 31, from 1:30 to 1:55 PM Pacific Daylight Time in “Catalina Meeting Room” and will conduct one-on-one meetings on Wednesday, May 31, and Thursday, June 1.

●	Willliam Blair 43rd Annual Growth Stock Conference, June 6 - 8, 2023 at the Loews Chicago Hotel in Chicago, Illinois. On Wednesday, June 7, Mr. Giladi and Ms. Cohen-Ifrah will host a formal presentation from 11:20 to 11:50 AM Central Daylight Time (CDT) in “Wright 2 Meeting Room”, followed by a breakout session from 12:00 to 12:30 PM CDT in “Burnham A Meeting Room”. Mr. Giladi and Ms. Cohen-Ifrah will also conduct one-on-one meetings on June 7 and June 8.

For more information about these conferences or to schedule a one-on-one meeting with Sapiens, please get in touch with your representative at the respective firm. The firms hosting the conferences reserve the right to adjust a company’s meeting schedule, including its presentation time. It is recommended that participants confirm all meeting and presentation times with the conference organizers.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information, visit www.sapiens.com or follow us on LinkedIn.

Media Contact Yaffa Cohen-Ifrah Chief Marketing Officer and Head of Investor Relations, Sapiens +1 917-533-4782 Yaffa.cohen-ifrah@sapiens.com	Investors Contact Kimberly Rogers Managing Director, Hayden IR +1 541-904-5075 kim@HaydenIR.com